Exhibit 99.3

SOPHiA GENETICS Reports First Quarter 2025 Results
BOSTON, United States and ROLLE, Switzerland, May 6, 2025 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and leader in data-driven medicine, today reported financial results for the first quarter ended March 31, 2025.
First Quarter 2025 Financial Results
•Revenue was $17.8 million, up 13% year-over-year or 15% on a constant currency basis
•Gross margin was 68.7% on a reported basis and 75.7% on an adjusted basis, up from 65.9% and 70.5% in the prior year period, respectively
•IFRS net loss increased 27% year-over-year to $17.4 million (including a net foreign exchange P&L impact of $5.2 million), and adjusted EBITDA loss improved 24% year-over-year to $9.8 million
•The company reiterates full-year guidance of revenue between $72 million and $76 million and adjusted EBITDA loss between $35 million and $39 million

"We started the year strong with year-over-year revenue growth of 13%, or 15% on a constant currency basis, as the large amount of new business signed in 2024 begins to ramp,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder. “In addition to reaccelerating topline growth, we also continued to optimize SOPHiA DDMTM’s data processing capabilities and delivered a record adjusted gross margin of 75.7%, up 520bps year-over-year. Prudent cost management across all spending categories resulted in a 24% year-over-year improvement to adjusted EBITDA loss during the period, demonstrating steady progress on our path to profitability.”

Camblong added, “Looking ahead, we remain confident in our long-term growth and in the growth prospects of our end markets. New business momentum remains strong, driven by notable catalysts such as the new Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM, a relatively underpenetrated U.S. market where revenue from core genomics customers grew over 30%, and a large base of new customers to onboard and expand over the remainder of 2025.”

First Quarter 2025 Business Highlights

Expanding usage of SOPHiA DDMTM worldwide
•Performed 93,000 analyses on SOPHiA DDMTM, representing 11% year-over-year volume growth
•Reached 490 core genomics customers as of March 31, 2025, up from 463 customers at the end of Q1 2024
•Completed implementation for 33 new core genomics customers during Q1 2025, up from an average of 23 customers implemented per quarter in 2024
•Delivered strong analysis volume growth in NORAM and APAC with 32% and 40% year-over-year growth, respectively
•Hit a major Platform milestone during Q1, passing 2 million cumulative genomic profiles analyzed by SOPHiA DDMTM since inception

Landing new customers to fuel future platform growth
•Landed 28 new core genomics customers in Q1 2025 who will implement SOPHiA DDMTM and begin generating revenue over the next twelve months, up from 20 new customers signed in Q1 2024
•Signed major new customers across geographies including Jessa Ziekenhuis in Belgium who is adopting SOPHiA DDMTM for Solid Tumor, Liquid Biopsy, and HemOnc testing; LifeLabs, a central reference lab in Canada, who is adopting Solid Tumor applications; and Premier Integrated Labs in Malaysia who is adopting numerous applications in Hereditary Cancer, HemOnc, and Inherited Disorders, in addition to MSK-ACCESS® powered with SOPHiA DDMTM

Building strong new business momentum with new applications
•Expanded the October 2024 collaboration with AstraZeneca to accelerate the deployment of MSK-ACCESS® powered with SOPHiA DDMTM globally, extending the scope to 30 total sponsored institutions worldwide

•Recently signed new customers to the Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM, including Kuwait Cancer Control Center; Centre Hospitalier Régional Universitaire de Nancy in Nancy, France; and Hospital de Amor in Barretos, Brazil
•Continued to drive significant demand for MSK-ACCESS® and MSK-IMPACT® powered with SOPHiA DDMTM, with a healthy and growing pipeline of more than 60 identified opportunities

Continued driving strong business growth in the U.S. market
•Delivered over 30% year-over-year revenue growth from U.S. core genomics customers in Q1
•Expanded our partnerships with two top-ranked U.S. hospitals, including Henry Ford Hospital who is adopting additional Solid Tumor and HemOnc applications on SOPHiA DDMTM and the Mayo Clinic who is adopting HemOnc applications
•Signed Mount Sinai during Q1, one of the leading hospital systems in the world based in New York City, who is adopting HemOnc and Solid Tumor applications

Growing sustainably by maintaining an obsession with operational excellence
•Achieved a record 75.7% adjusted gross margin, up 520bps year-over-year, by continuing to optimize compute costs and leverage the scale of the cloud-native SOPHiA DDMTM platform
•Remained laser-focused on operational excellence and cost containment and improved adjusted EBITDA loss by 24% year-over-year to $9.8 million
•The Company reaffirms commitment to profitable growth and expects to be approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027

2025 Financial Outlook

Based on information as of today, SOPHiA GENETICS is reaffirming the previously provided guidance of:
•Full-year revenue between $72 million and $76 million, representing growth of approximately 10% to 17% compared to FY 2024
•Adjusted EBITDA loss between $35 million and $39 million, compared to $40.2 million in FY 2024

Non-IFRS Financial Measures
Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, and non-cash portion of pensions paid in excess of actual contributions, that are necessary for such reconciliation.

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense.
•EBITDA, which the company calculates as loss for the year before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, and income tax (expense) benefit; and
•Adjusted EBITDA, which the company calculates as EBITDA adjusted to exclude share-based compensation expense, non-cash pension expenses, and costs associated with restructuring.

These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•These non-IFRS measures exclude the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•These non-IFRS measures exclude the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•These non-IFRS measures exclude the impact of foreign exchange gains (losses),net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring expense incurred as the company participates in transactions outside of the company’s functional currency;
•These non-IFRS measures exclude the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business; and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
Earnings Call and Webcast Information

SOPHiA GENETICS will host a conference call and live webcast to discuss the first quarter 2025 results on Tuesday, May 6, 2025, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor and Media Contact:
Kellen Sanger
IR@sophiagenetics.com
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2025	2024
Revenue	$17,779	$15,779
Cost of revenue	(5,571)	(5,374)
Gross profit	12,208	10,405
Research and development costs	(9,118)	(9,391)
Selling and marketing costs	(7,534)	(6,951)
General and administrative costs	(11,600)	(12,825)
Other operating income, net	8	6
Operating loss	(16,036)	(18,756)
Interest income	450	901
Interest expense	(659)	(143)
Fair value adjustments on warrant obligations	(38)	—
Foreign exchange (losses) gains, net	(599)	4,610
Loss before income taxes	(16,882)	(13,388)
Income tax expense	(503)	(316)
Loss for the period	(17,385)	(13,704)
Attributable to the owners of the parent	(17,385)	(13,704)

Basic and diluted loss per share	$(0.26)	$(0.21)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2025	2024
Loss for the period	$(17,385)	$(13,704)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	2,586	(9,393)
Total items that may be reclassified to statement of loss	2,586	(9,393)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	47	(15)
Total items that will not be reclassified to statement of loss	47	(15)
Other comprehensive (loss) income for the period	$2,633	$(9,408)
Total comprehensive loss for the period	$(14,752)	$(23,112)
Attributable to owners of the parent	$(14,752)	$(23,112)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$68,528	$80,226
Accounts receivable	10,695	7,436
Inventory	5,050	5,868
Prepaids and other current assets	5,778	5,875
Total current assets	90,051	99,405
Non-current assets
Property and equipment	4,986	5,209
Intangible assets	29,994	28,998
Right-of-use assets	14,028	14,168
Deferred tax assets	1,777	1,767
Other non-current assets	5,883	5,762
Total non-current assets	56,668	55,904
Total assets	$146,719	$155,309
Liabilities and equity
Current liabilities
Accounts payable	$4,606	$5,220
Accrued expenses	11,730	13,217
Deferred contract revenue	9,838	5,732
Lease liabilities, current portion	2,288	2,190
Warrant obligations	482	444
Total current liabilities	28,944	26,803
Non-current liabilities
Borrowings	13,317	13,237
Lease liabilities, net of current portion	14,525	14,603
Defined benefit pension liabilities	3,983	3,839
Other non-current liabilities	337	337
Total non-current liabilities	32,162	32,016
Total liabilities	61,106	58,819
Equity
Share capital	4,188	4,188
Share premium	472,283	472,244
Treasury shares	(694)	(702)
Other reserves	67,498	61,037
Accumulated deficit	(457,662)	(440,277)
Total equity	85,613	96,490
Total liabilities and equity	$146,719	$155,309

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2025	2024
		(As Recast)[1]
Operating activities
Loss before tax	$(16,882)	$(13,388)
Adjustments for non-monetary items
Depreciation	985	1,158
Amortization	1,312	901
Finance expense (income), net	925	(5,046)
Fair value adjustments on warrant obligations	38	—
Expected credit loss allowance	(20)	(48)
Share-based compensation	3,835	3,714
Movements in provisions and pensions	57	(135)
Research tax credit	(172)	(104)
Working capital changes
(Increase) decrease in accounts receivable	(2,961)	2,168
Decrease (increase) in prepaids and other assets	393	(182)
Decrease in inventory	972	376
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	813	(4,058)
Cash used in operating activities	(10,705)	(14,644)
Income tax paid	(45)	(1)
Net cash flows used in operating activities	(10,750)	(14,645)
Investing activities
Purchase of property and equipment	—	(99)
Acquisition of intangible assets	(46)	(50)
Capitalized development costs	(1,445)	(1,809)
Interest received	452	953
Net cash flow used in investing activities	(1,039)	(1,005)
Financing activities
Proceeds from exercise of share options	40	188
Interest paid	(567)	(147)
Capitalized borrowing transaction costs	—	(49)
Payments of principal portion of lease liabilities	(463)	(735)
Net cash flow used in financing activities	(990)	(743)
Decrease in cash and cash equivalents	(12,779)	(16,393)
Effect of exchange differences on cash balances	1,081	(3,123)
Cash and cash equivalents at beginning of the year	80,226	123,251
Cash and cash equivalents at end of the period	$68,528	$103,735
1 Refer to “Note 1—Change in accounting policies—Statement of Cash Flows - Interest Classification” for details on change in accounting policy of exhibit 99.1 within of the Form 6-K filed on May 6,2025 .

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to EBITDA and Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2025	2024
Loss for the period	$(17,385)	$(13,704)
Exclude the impact of:
Depreciation	$985	$1,158
Amortization	1,312	901
Interest income	(450)	(901)
Interest expense	659	143
Fair value adjustments on warrant obligations	38	—
Foreign exchange gains (losses), net	599	(4,610)
Income tax expense	503	316
EBITDA	$(13,739)	$(16,697)
Adjustments to EBITDA:
Share-based compensation expense(1)	3,835	3,714
Non-cash pension expense(2)	86	77
Adjusted EBITDA	$(9,818)	$(12,906)
SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to EBITDA and Adjusted EBITDA for the fiscal year 2024
(Amounts in USD thousands)
(Unaudited)

Year ended
December 31, 2024
Loss for the period	$(62,493)
Exclude the impact of:
Depreciation	$4,575
Amortization	4,021
Interest income	(3,362)
Interest expense	1,913
Fair value adjustments on warrant obligations	(370)
Foreign exchange losses, net	(3,479)
Income tax expense	1,223
EBITDA	$(57,972)
Adjustments to EBITDA:
Share-based compensation expense(1)	16,488
Non-cash pension expense(2)	1,306
Adjusted EBITDA	$(40,178)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended March 31,
	2025	2024	Growth
IFRS revenue	$17,779	$15,779	13%
Current period constant currency impact	418	—
Constant currency revenue	$18,197	$15,779	15%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended March 31,
	2025	2024
Revenue	$17,779	$15,779
Cost of revenue	(5,571)	(5,374)
Gross profit	$12,208	$10,405
Amortization of capitalized research and development expenses(3)	1,241	727
Adjusted gross profit	$13,449	$11,132

Gross profit margin	68.7%	65.9%
Amortization of capitalized research and development expenses(3)	7.0%	4.6%
Adjusted gross profit margin	75.7%	70.5%
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss for the Period
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2025	2024
Operating loss	$(16,036)	$(18,756)
Amortization of capitalized research & development expenses(3)	1,241	727
Amortization of intangible assets(4)	71	174
Share-based compensation expense(1)	3,835	3,714
Non-cash pension expense(2)	86	77
Adjusted operating loss	$(10,803)	$(14,064)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(4)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.